Computershare Investor Services Inc.
Stock Transfer Services
Montreal Trust Centre
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

August 21, 2008

To:        All Applicable Commissions & Exchanges

Dear Sirs:

Subject:                     Crosshair Exploration and Mining Corp

We confirm that the following material was sent by pre-paid mail on August 19, 2008 to the registered shareholders and non-objecting beneficial owners (NOBO’s) of Common shares of the subject Corporation:

A	Notice of Annual and Special Meeting of Shareholders/Information Circular
B	Form of Proxy – Registered Shareholders
C	Voting Instruction Form – NOBO Shareholders
D	Supplemental Mailing List Return Card
E	Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators’ National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly
COMPUTERSHARE INVESTOR SERVICES INC.

“Yanne Yu”
Mailing Specialist
Stock Transfer, Client Services
Telephone:         604.661.9400 (ext 4173)
Fax:                      604.661.9401